

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
Mark D. Roberson
Chief Executive Officer
PokerTek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

> **Re:** **PokerTek, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed April 27, 2012**
> **File No. 333-169661**

Dear Mr. Roberson:

We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. We note your response to comment one in our letter dated April 16, 2012. Please advise us as to whether the selling stockholder made any offers or sales of your common stock during the period in which your audited financial statements included in the prospectus as part of the Forms S-1 were not current.

2. We note your response to comment two in our letter dated April 16, 2012. Please note that you may only incorporate by reference previously filed Exchange Act reports in a Form S-1. Please file another post-effective amendment to incorporate by reference Part III of your Form 10-K, which you filed after, rather than prior to, your most recent post-effective amendment.

3. We note your response to comment three in our letter dated April 16, 2012. As previously requested, please provide the transaction-related disclosure required by Form S-1. We note, for example, that your post-effective amendment does not include updated selling stockholder information or plan of distribution details as required by Items 7 and 8, respectively, of Form S-1.

4. We note your response to comment four in our letter dated April 16, 2012. As previously requested, please remove all references to your prospectus constituting a "prospectus supplement," such as in the third paragraph on page one.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: John C. Hui, Esq.
Morse, Zelnick, Rose & Lander LLP (via E-mail)